UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

1.

Invitation from Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX), dated July 16, 2026, announcing that it will report its second quarter 2026 results on Thursday, July 23, 2026, and host a conference call and live audio webcast presentation to discuss the results on the same date at 11:00 am. U.S. Eastern Time (09:00 a.m. Mexico Central Time). Cemex’s live presentation can be accessed, and dial-in information is available, at www.cemex.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: July 16, 2026	By:	/s/ Jaime Martínez Merla
Name: Jaime Martínez Merla
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Invitation from Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX), dated July 16, 2026, announcing that it will report its second quarter 2026 results on Thursday, July 23, 2026, and host a conference call and live audio webcast presentation to discuss the results on the same date at 11:00 am. U.S. Eastern Time (09:00 a.m. Mexico Central Time). Cemex’s live presentation can be accessed, and dial-in information is available, at www.cemex.com.

4